March 24, 2005


Mail Stop 04-06

Ofer Segev
Chief Financial Officer
Attunity Inc.
40 Audubon Road
Wakefield, Massachusetts 01880

Re:  	Attunity Ltd.
	Registration Statement on Form F-3
      Filed February 22, 2005
      File No. 333-122937

      Amendment No. 1 to Form 20-F Annual Report
      For the Period Ended December 31, 2003
      Filed on November 22, 2004
      File No. 0-20892

Dear Mr. Segev:

      This is to advise you that we have reviewed only that portion of the above registration statement and annual statement that relates to prior outstanding staff comments and your controls and procedures disclosure. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are in receipt of your amended response to the previously filed
Form F-3, File No. 333-119157. The comments on that registration statement, including the Form 20-F annual report for the year ended
December 31, 2003, will need to be resolved before the desired effective date for the most recently registration statement. Your amendment to the previously filed document is currently being reviewed and any further comments will be provided by separate letter.

2. Please submit an electronic version of Carter, Ledyard &
Milburn
LLP letter dated February 17, 2005 as correspondence on Edgar.

Form 20-F, Amend. No. 1 for the year ended December 31, 2003
Item 15. Controls and Procedures, page 73

3. In the first paragraph of this section you state that management evaluated the effectiveness of the issuer`s disclosure controls and procedures during 2003. Please note that Item 15(a) of Form 20-F states that the conclusions as to the effectiveness of your disclosure controls and procedures must be "as of the end of the period covered by the report." In this regard, please advise us whether management`s evaluation date was as of the end of the period covered by your Form 20-F. If you used an alternative date, what date was used and why? Confirm that in future filings you will evaluate of the effectiveness of your disclosure controls and procedures in conformity with the requirements of Item 15(a).
4. You state that your disclosure controls and procedures are effective in timely alerting management to material information required to be included in your periodic filings. Please refer to the definition of the term "disclosure controls and procedures" in paragraph (e) of Rule 13a-15. Tell us whether you concluded that your disclosure controls and procedures as defined by that Rule were effective. Ensure that references to disclosure controls and procedures in future filings are not narrower than the definition of that term in Rule 13a-15(e).

5. We note your disclosure in the second paragraph of this section stating that there were no "significant changes in [y]our internal controls or other factors which could significantly affect internal controls . . . ."  Please note that Item 15(d) of Form 20-F
requires
disclosure of any change in the registrant`s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over financial reporting. Therefore, consistent with Item 15(d), please advise us whether the registrant experienced any change in their internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the registrant`s internal control over the period covered by your annual report on Form 20-F. Additionally, please confirm that you will present your disclosure in future filings to conform to the requirements of Item 15(d).

6. Lastly, Item 15(d) of Form 20-F also requires disclosure of any change in internal control over financial reporting that occurred "during the period covered by the annual report," rather than "subsequent to the date of evaluation." Accordingly, and with a view to disclosure, tell us whether there were any such changes during the applicable year. Additionally, please confirm that you will present your disclosure in future filings to conform to the requirements of
Item 15(d).


						*  *  *

	You are also reminded to consider applicable requirements regarding distribution of the preliminary prospectus.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.






      If you have any questions, please contact Neil Miller at
(202)
942-1851.  If you need additional assistance you may contact me at
(202) 942-1818 or Barbara C. Jacobs, Assistant Director, at (202)
942-1800.


							Sincerely,



							Mark P. Shuman
							Branch Chief - Legal



cc:  	Steven J. Glusband, Esq. (via facsimile)
	Carter Ledyard & Milburn LLP


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Attunity Ltd.
File No.  333-122937
March 24, 2005
Page 1